Exhibit 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2015		2014		2015		2014

Earnings
Pre-tax net income	$18,034		$17,198		$54,299		$24,673
Add:
Fixed charges	15,184		10,548		43,133		32,692
Noncontrolling interest	27		6		47		29
Earnings, as adjusted	$33,245		$27,752		$97,479		$57,394

Fixed charges
Interest expensed and capitalized	$13,850		$9,600		$39,202		$29,889
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,326		940		3,906		2,779
Estimate of interest within rental expense	8		8		25		24
Fixed charges, as adjusted	15,184		10,548		43,133		32,692
Preferred stock dividends	2,561		2,561		7,682		7,682
Combined fixed charges and preferred stock dividends	$17,745		$13,109		$50,815		$40,374

Ratio of earnings to fixed charges	2.19	x	2.63	x	2.26	x	1.76	x

Ratio of earnings to combined fixed charges and preferred stock dividends	1.87	x	2.12	x	1.92	x	1.42	x